Exhibit 99.1

Cenovus reports voting results of election of Directors

Calgary, Alberta (April 29, 2020) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) announced that at its annual meeting of shareholders held on April 29, 2020, each of the 11 nominees proposed as Directors and listed in its Management Information Circular dated March 2, 2020 were elected as Directors. The detailed results of the vote are set out below.

Nominee	Votes for		Votes withheld
	Number	Percent	Number	Percent
Keith M. Casey	993,821,303	99.87	1,270,542	0.13
Susan F. Dabarno	992,314,756	99.72	2,777,166	0.28
Jane E. Kinney	993,738,644	99.86	1,353,495	0.14
Harold N. Kvisle	983,666,932	98.85	11,424,913	1.15
Steven F. Leer	986,008,084	99.09	9,083,911	0.91
M. George Lewis	991,515,060	99.64	3,577,154	0.36
Keith A. MacPhail	985,226,671	99.01	9,865,174	0.99
Richard J. Marcogliese	993,106,818	99.80	1,985,178	0.20
Claude Mongeau	991,665,966	99.66	3,426,247	0.34
Alexander J. Pourbaix	992,058,033	99.70	3,033,812	0.30
Rhonda I. Zygocki	990,486,607	99.54	4,605,617	0.46

Cenovus welcomes Keith M. Casey to its Board of Directors. Mr. Casey is Chief Executive Officer of Tatanka Midstream LLC, a private company, and has over 20 years of expertise in strategic planning, refining, marketing & transportation and organizational management in the North American midstream and refining sectors. From 2013 to 2018, Mr. Casey held increasingly senior roles with Andeavor Corporation, an integrated petroleum refining, logistics and marketing company, advancing to Executive Vice President, Commercial and Value Chain. Prior to joining Andeavor, he held senior leadership and operational roles with BP, Motiva and Shell. Mr. Casey holds a Bachelor of Science degree from California Polytechnic State University.

Cenovus would like to extend its sincere thanks and best wishes to Patrick D. Daniel and Wayne G. Thomson, who have retired from the Board of Directors. Mr. Daniel and Mr. Thomson were Directors from Cenovus’s inception in 2009. Keith A. MacPhail, who has been a member of Cenovus’s Board of Directors since April 2018, has been appointed to succeed Mr. Daniel as Board Chair.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by sustainably developing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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